April 13, 2005

Mark A. Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Re:

Azco Mining Inc.

10-K for the fiscal year ended June 30, 2003

File No. 001-12974

Dear Mr. Wojciechowski:

This letter and supporting documentation is in reply to your letter of March 23, 2005.

We have revised our document in response to your accounting and engineering comments.  Enclosed are two copies of the revised document, with amendments shown in blue.  Also enclosed we have provided supplemental information as you requested.

Below are comments and explanations, referenced to the corresponding numbers of your letter of March 23, 2005:

General

1.

Since October 2003, when Pierce Carson became president of Azco Mining Inc., an important priority has been to bring the financial reports current.  Although this has not yet occurred, it remains an important priority.  Our auditor (Stark Winter Schenkein) has completed the audit for the 2004 10-K and we expect to file that report in May 2005.  This timing assumes no delay by the previous auditor (Semple & Cooper) in providing consent for the use of the 2003 10-K financials in the 2004 10-K report.  The 10-Qs relating to the 2004 financial year have been prepared in draft form and we expect to be able to file them shortly after the filing of the 2004 10-K.  The 10-Qs relating to the 2005 fiscal year have not yet been prepared.  We estimate we can complete and file them in June 2005.

2.

Noted.  For future filings we will ask the edgar service to ensure page numbers are retained.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

3.

We believe the results of operations are a function of under-capitalization and that similar results can be expected until the financing problem is resolved.  We have inserted language to make this clear.  We don’t believe there are multiple factors.

Liquidity and Capital Resources

4.

We have incorporated language that refers to management’s plan to overcome our financial difficulties.  As supplemental information, we also are providing an outline of the plan (Memo to File, Pierce Carson, March 5, 2004).

Application of Critical Accounting Policies

5.

We have included language providing additional disclosure related to critical accounting policies and estimates.  As supplemental information, we also are providing an analysis of asset retirement obligations (Memo to Azco Mining Inc. Audit Files, PricewaterhouseCoopers, October 2, 2002).

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

6.

We have included the officer certifications as exhibits 31 and 32.

Notes to the Consolidated Financial Statements, page F-8

Note C – Inventory, page F-12

7.

We have provided additional disclosure relating to inventory on page 21 of the MD&A, including an explanation of write-down of inventory costs charged to results of operations of $996,223 and $1,340,207 for the years ended June 30, 2003 and 2002 respectively.  As supplemental information we would note that in fiscal 2004 a significant portion of in-process inventory was converted into finished goods and that sales in fiscal 2004 increased to $172,863 from sales in fiscal 2003 of $55,469. We would note also that review with the Company’s auditors in the third quarter of fiscal 2003, including consideration of the question of write-down of assets, resulted in the conclusion that the value of inventory was properly stated but that an impairment charge of long-lived assets was necessary.  For your additional information, although we believe inventory was properly valued as of June 30, 2003, we have concluded that the fiscal 2004 financial statements should reflect an impairment of inventory as well as further impairment of plant and equipment, to liquidation value.

Exhibits 31 and 32 and form of certifications

8-11.

We have revised the document to incorporate all your comments.

Engineering Comments

Properties

Black Canyon Mica Project

12.

We have revised the document to incorporate your comments.

13.

Please see the list of supplemental documents we have provided, which we believe in large measure will satisfy your request.

14.

Please see the report provided as supplemental information, “Black Canyon Mica Mine, Project Review & Resource Assessment”, by Mintec, Inc., November 2000, specifically pages 8, 52, 62 and 67.  A 3-D geological block model was constructed based on geostatistical analysis of results of 41 core holes (“HD” core) and 59 surface samples spaced approximately 50 feet apart.  The drilling totaled 13,075.5 feet of which 4,165.9 feet were in pegmatite.  Measured and indicated geologic resources were computed.  The threshold distance values used were 70 and 140 feet as determined from the variogram range.  A measured resource is when the distance to the nearest composite is less than or equal to 70 feet.  An indicated resource is when the distance to the nearest composite is between 70 and 140 feet.  A floating cone, whole block economic analysis of the geologic resources was used to determine the geometry of economic pit outlines.  A preliminary ultimate pit with roads was designed to more realistically reflect the minable reserves.  The classification of reserves inside the designed ultimate pit is based similarly as geologic resources in that the same composite distance ranges still apply (70 feet for proven reserves, 140 feet for probable reserves).

15.

The mica cut-off grade used was 2.47% mica.  Parameters in pit optimization used to calculate the appropriate cut-off grade were:  Mica Price $1.00/lb; Mica Recovery 60%; Mining Cost $1.25/ton; Total Operating Cost $31.00/ton; Pit

Slope 45%.  Refer to pages 62 and 64 of the Mintec report.

Black Canyon Mica Project

Mineral Reserves

16.

We have incorporated the information to which you refer.

17.

We have included a location map.

18.

We will post on Azco’s web site the cautionary language you have provided.

Closing Comments

Please find attached to this letter a written acknowledgment incorporating the statements listed in your letter of March 23, 2005, as requested.

As you advised by phone, we will plan not to file the 2004 10-K until the issues you have raised in your letter of March 23, 2005 are satisfactorily resolved.

We trust the additional disclosure incorporated in our revised document together with the supplemental information provided herewith addresses your concerns.  However, please let us know if there is any additional information we may provide to help facilitate your review.

Yours sincerely,

“Signed”

W. Pierce Carson

President & CEO